UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Amarin Corporation plc
(Name of Issuer)

Ordinary Shares, par value 50 pence per share
(Title of Class of Securities)

023111206
(CUSIP Number)

Mark DiPaolo Senior Partner, General Counsel Sarissa Capital Management LP 660 Steamboat Road Greenwich, CT 06830 203-302-2330
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 023111206	Page 2 of 9 Pages
SCHEDULE 13D

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,210,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,210,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,210,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.24%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 023111206	Page 3 of 9 Pages
SCHEDULE 13D

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alexander J. Denner, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,210,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,210,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,210,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.24%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 023111206	Page 4 of 9 Pages
SCHEDULE 13D

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Louis Sterling III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 117,772
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 117,772
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,772
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 023111206	Page 5 of 9 Pages
SCHEDULE 13D

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) relates to American Depositary Shares (“ADS(s)”), each ADS representing one ordinary share, par value 50 pence per share (the “Ordinary Shares”), issued by Amarin Corporation plc, a company incorporated under the laws of England and Wales (the “Issuer”), and amends the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 24, 2022 (the “Initial Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed on June 3, 2022, Amendment No. 2 to Schedule 13D filed on June 16, 2022, and Amendment No. 3 to Schedule 13D filed on October 11, 2022 (the Initial Schedule 13D as so amended, the “Schedule 13D”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.
This Amendment No. 1 is being filed by Sarissa Capital Management LP, a Delaware limited partnership (“Sarissa Capital”) and Alexander J. Denner, Ph.D., a citizen of the United States of America (“Dr. Denner” and together with Sarissa Capital, the “Sarissa Reporting Persons”) and Louis Sterling III (“Mr. Sterling” and, together with the Sarissa Reporting Persons and Mr. Sterling, the “Reporting Persons”).
This Amendment No. 4 is being filed to amend Item 2, Item 3, Item 4, Item 5, Item 6 and Item 7 as follows:
Item 2.  Identity and Background. Item 2 of the Schedule 13D is hereby amended to include the following:
(a)	This Schedule 13D is being filed by each of the Reporting Persons.

(b)	The principal business address of Mr. Sterling is 133 Gale Drive, Beverly Hills, CA 90211.

(c)	Mr. Sterling is a private investor.

(d)	Mr. Sterling has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Mr. Sterling has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)	Mr. Sterling is a citizen of the United States of America.
Item 3.  Source or Amount of Funds or Other Consideration. Item 3 of the Schedule 13D is hereby amended to include the following:
The Sarissa Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 25,210,000 Shares. The aggregate purchase price of the Shares purchased by the Sarissa Reporting Persons as reported in Item 5(c) of this Amendment 4 is approximately $1,423,407. The source of funding for these purchases was the general working capital of the respective purchasers.
Mr. Sterling may be deemed to be the beneficial owner of 117,772 Shares. The aggregate purchase price of these Shares is approximately $378,752. The source of funding for these purchases was Mr. Sterling’s personal funds.

CUSIP No. 023111206	Page 6 of 9 Pages
SCHEDULE 13D

Item 4.  Purpose of Transaction. Item 4 of the Schedule 13D is hereby amended to include the following:
On January 10, 2023, certain of the Sarissa Reporting Persons submitted a requisition notice to the Issuer to call a general meeting of shareholders to, among other things, appoint Patrice Bonfiglio, Paul Cohen, M.D., Mark DiPaolo Esq., Keith Horn, Odysseas Kostas M.D., Louis Sterling III and Diane Sullivan (collectively, the “Sarissa Nominees”) as directors of the Issuer. The requisition also included a proposal to remove Per Wold-Olsen as a director of the Issuer.  A copy of the requisition notice is attached hereto as Exhibit 4 and is incorporated herein in its entirety. Sarissa Capital also issued a press release announcing the submission of the requisition. A copy of the press release is attached as Exhibit 5 hereto.
Mr. Sterling acquired Shares for investment purposes. Mr. Sterling has agreed to serve as one of the Sarissa Nominees for election to the Issuer’s Board at the meeting of stockholders requisitioned by Sarissa Capital.
Item 5.  Interest in Securities of the Issuer. Item 5 of the Schedule 13D is hereby amended and restated as follows:
(a)
The Sarissa Reporting Persons may be deemed to beneficially own, in the aggregate, 25,210,000 Shares representing approximately 6.24% of the outstanding Shares (the “Sarissa Shares”). Mr. Sterling may be deemed to beneficially own, in the aggregate, 117,772 Shares representing approximately 0.03% of the outstanding Shares (the “Sterling Shares”), including call options representing 53,500 Shares (as further described in Item 6). Percentages of the outstanding Shares are based upon the 403,828,955 Shares outstanding as of October 21, 2022, including 383,347,128 ADSs, and 20,481,827 Ordinary Shares, as set forth in the Form 10-Q of the Issuer filed with the SEC on October 27, 2022.

(b)	For purposes of this Schedule 13D:

All of the Shares which the Sarissa Reporting Persons may be deemed to beneficially own are held directly by the Sarissa Funds. Sarissa Capital, as the investment advisor to the Sarissa Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Shares held directly by the Sarissa Funds. By virtue of his position as the Chief Investment Officer of Sarissa Capital and by virtue of his control of the ultimate general partner of Sarissa Capital, Dr. Denner may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Shares held directly by the Sarissa Funds.

Mr. Sterling has sole power to vote and dispose the Sterling Shares.

The Sarissa Reporting Persons and Mr. Sterling may be deemed to have formed a group within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended, and may be deemed to beneficially own, in the aggregate, 25,327,772 Shares representing approximately 6.27% of the outstanding Shares. The Sarissa Reporting Persons disclaim beneficial ownership of the Sterling Shares. Mr. Sterling disclaims beneficial ownership of the Sarissa Shares.

(c)	On December 2, 2022, the Sarissa Funds acquired 40,000 Shares at $1.21 per Share in open market transactions, for an aggregate purchase price of $48,744.
On December 5, 2022, the Sarissa Funds acquired 75,000 Shares at $1.17 per Share in open market transactions, for an aggregate purchase price of approximately $88,388.
On December 6, 2022, the Sarissa Funds acquired 470,000 and 76,450 Shares at $1.17 and $1.16 per Share in open market transactions, for an aggregate purchase price of approximately $643,195.
On December 7, 2022, the Sarissa Funds acquired 250,550 Shares at $1.17 per Share in open market transactions, for an aggregate purchase price of approximately $295,053.
On December 8, 2022, the Sarissa Funds acquired 30,000 and 75,000 Shares at $1.16 and $1.15 per Share in open market transactions, for an aggregate purchase price of $122,049.
On December 28, 2022, the Sarissa Funds acquired 90,000 Shares at $1.16 per Share in open market transactions, for an aggregate purchase price of $105,543.
On January 3, 2023, the Sarissa Funds acquired 103,000 Shares at $1.16 per Share in open market transactions, for an aggregate purchase price of approximately $120,436.

CUSIP No. 023111206	Page 7 of 9 Pages
SCHEDULE 13D
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. Item 6 of the Schedule 13D is hereby amended and restated as follows:
Derivative Transactions
The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swap, stock-settled equity swap, option or other derivative transactions with one or more counterparties that are based upon the value of the Shares, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the Shares. Mr. Sterling currently has purchased out-of-the-money call options representing 53,500 Shares through such contracts, which Shares are reflected in the amounts reported in Item 5.
Joint Filing Agreement
On January 10, 2023, the Sarissa Capital, Dr. Denner and Mr. Sterling entered into a Joint Filing Agreement pursuant to which, among other things, the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 6 and is incorporated herein by reference.
Item 7.  Material to Be Filed as Exhibits. Item 7 of the Schedule 13D is hereby amended to include the following:
Exhibit 4 – Requisition Notice, January 10, 2023
Exhibit 5 – Press Release, January 10, 2023
Exhibit 6 – Joint Filing Agreement of the Reporting Persons
Exhibit 7 – Power of Attorney Granted by Louis Sterling III in favor of Mark DiPaolo and Patrice Bonfiglio, January 10, 2023

CUSIP No. 023111206	Page 8 of 9 Pages
SCHEDULE 13D
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2023

SARISSA CAPITAL MANAGEMENT LP

By: /s/ Mark DiPaolo _______________
 Name: Mark DiPaolo
 Title: Senior Partner, General Counsel

/s/ Alexander J. Denner
Alexander J. Denner

/s/ Louis Sterling III
Louis Sterling III

CUSIP No. 023111206	Page 9 of 9 Pages
SCHEDULE 13D

INDEX TO EXHIBITS

Exhibit 1 – Joint Filing Agreement of the Reporting Persons*
Exhibit 2 – Press Release, June 15, 2022*
Exhibit 3 – Press Release, October 11, 2022*
Exhibit 4 – Requisition Notice, January 10, 2023
Exhibit 5 – Press Release, January 10, 2023
Exhibit 6 – Joint Filing Agreement of the Reporting Persons
Exhibit 7 – Power of Attorney Granted by Louis Sterling III in favor of Mark DiPaolo and Patrice Bonfiglio, January 10, 2023

*  Previously filed.